ANNUAL REPORT
                               TO SHAREHOLDERS



                              TABLE OF CONTENTS
                                                                           Page

Message to Our Shareholders ...............................................   1
Selected Consolidated Financial Data ........................................ 3
Management's Discussion and Analysis .........................................4
Report of Independent Registered Public Accounting Firm .....................20
Consolidated Balance Sheets .................................................21
Consolidated Statements of Income ...........................................22
Consolidated Statements of Shareholders' Equity .............................23
Consolidated Statements of Cash Flows ...................................... 24
Notes to Consolidated Financial Statements ..................................26
Directors and Executive Officers ............................................58
Shareholder Information .....................................................59


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly-owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their corporate and main office located in Mishawaka, Indiana and the Bank's eleven financial centers in St. Joseph, Elkhart, and Hamilton Counties of Indiana, and also has a mortgage loan office located in New Buffalo in Berrien County, Michigan. The Bank offers a variety of lending, deposit, trust, investment, broker advisory, private banking, retirement plan and other financial services to its retail and business customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., is engaged in the sale of life and health insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and
MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio.
The Bank's wholly-owned subsidiary, Community Wealth Management Group, Inc., is based out of Hamilton and Montgomery counties in Indiana, and attracts high net-worth clients and offers trust, investment, insurance, broker advisory, retirement plan and private banking services in the Bank's market area. MFBC Statutory Trust I is MFB Corp's wholly-owned trust preferred security subsidiary.




MESSAGE TO OUR SHAREHOLDERS

On behalf of the Board of Directors, our management team and all the employees of MFB Corp. (the "Company") and its subsidiary, MFB Financial, it is my pleasure to provide you with our Annual Report for the fiscal year ended September 30, 2007.

First and foremost, it is my pleasure to report to you that in the Company's 118 years of history, the fiscal year ended September 30, 2007 was our most profitable year ever with earnings in excess of $3.2 million. The Company easily surpassed the previous most profitable fiscal year- ended
September 30, 2000- with earnings of $2.8 million. This year's excellent performance is attributable to the outstanding effort of a dedicated, hard-working team which, among other things, helped us recover $1.6 million of a previously reserved loan. Remarkably, this success was achieved during a turbulent time that finds many of our competitors recording significant additional provisions or losses related to the sub-prime mortgage business.

The turmoil in the subprime mortgage loan market was well documented and well publicized this past year and has created a ripple effect of uncertainty and anxiety for homeowners, investors and our economy in general. It is important to note that our company remains largely unaffected by these events. Our commitment to asset quality means an unwavering commitment to lending standards that have stood the test of time. We continue to operate and underwrite to those standards. As a result, our asset quality remains strong and has, in fact, improved significantly in the past year. Non-performing assets as a percent of total loans decreased from 2.18% at September 30, 2006 to 1.28% at September 30, 2007.

On September 28, 2007, we completed a strategic acquisition that is intended to create critical mass in our wealth management business immediately. The acquisition involved over $270 million of trust and asset management client relationships in the Indianapolis and Crawfordsville markets. The revenue stream and operating profit potential of this book of business is strong and management will work diligently to integrate this business and maximize its contribution to future earnings of the Company. In addition, we entered the retirement plan services business to complement and support our efforts to create new sources of non-interest revenue in the future.

Reduced consumer confidence and a slowing economy prompted an easing of monetary policy in the last half of the year. Although lower short-term interest rates may put pressure on near-term earnings, the long-term prospects are good. The Company expects reduced funding costs in the next 12 to 18 months should the current rate environment remain steady.

Our earnings success this past year is attributable in large measure to a negative provision for loan losses of $1.3 million. During the year we collected over $1.6 million of a fully reserved credit facility and over $400,000 in settlement proceeds from an investment security that had been written down during 2002. We continue to pursue the collection of additional amounts related to these assets.

The Company experienced strong balance sheet growth during the year. Total assets at September 30, 2007 were $510.4 million, an increase of $14.3 million from the prior year. The increase reflects loan portfolio growth of $28.6 million funded in part through repayments and maturities of investment securities during the year. These funds were supplemented by additional borrowings that replaced high rate certificates of deposits that were not retained. As a result, borrowed funds increased $27.2 million while total deposits decreased $12.4 million during the year. Our book value per common share outstanding increased to $31.25 at year-end, up from $29.48 a year ago. In October of 2007, the Company approved an increase in the quarterly dividend to $0.190 per share, a 15.2% increase over the dividend paid in the prior quarter. This increase reflects the Company's continued commitment to improve long term value for our shareholders.



                                        Charles J. Viater
                                        President and Chief Executive Officer

                           MFB CORP. AND SUBSIDIARY
--------------------------------------------------------------------------------

                     SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                               At September 30,
                                                                (Dollars in thousands, except for supplemental data)

                                                           2007           2006            2005           2004           2003
Summary of Financial Condition:
Total assets                                           $ 510,448       $  496,072    $   554,877    $   541,222     $   428,624
Loans receivable                                         407,756          379,222        390,695        399,925         318,155
Allowance for loan losses                                  5,298            7,230          6,388          6,074           5,198
Loans held for sale, net                                     612                -            407          1,034           6,626
Cash and cash equivalents                                 23,470           16,289         54,209         28,595          40,357
Securities available for sale, including FHLB stock       41,126           66,545         72,563         74,820          46,499
Goodwill and other intangible assets                       3,892            3,669          4,557          5,056               -
Deposits                                                 333,803          346,243        374,364        357,893         292,106
FHLB advances                                            124,258           97,053        125,854        133,443          98,790
Shareholders' equity                                      41,057           38,939         38,673         35,906          34,251

                                                                                Years Ended September 30,
                                                                  (Dollars in thousands, except for supplemental data)
                                                           2007           2006            2005           2004           2003
Summary of Operating Results:

Interest income                                        $   29,299      $   28,607    $   27,947    $     22,792     $    23,326
Interest expense                                           15,930          15,145        13,277          11,089          12,244
     Net interest income                                   13,369          13,462        14,670          11,703          11,082
Provision for loan losses                                  (1,257)          1,032           723             800           1,110
     Net interest income after provision                   14,626          12,430        13,947          10,903           9,972
         for loan losses
Noninterest income                                          5,863           6,273         4,989           5,680           4,981
Noninterest expense                                        16,278          16,327        15,829          14,558          11,882
Income before income taxes                                  4,211           2,376         3,107           2,025           3,071
Income tax expense                                            979             210           611             235             671
     Net income                                        $    3,232       $   2,166     $   2,496     $     1,790     $     2,400

Supplemental Data:
Basic earnings per common share                        $     2.45      $    1.61      $     1.85     $     1.36      $    1.87
Diluted earnings per common share                            2.37           1.56            1.81           1.30           1.80
Dividends declared per common share                         0.660          0.530            0.495         0.470          0.435
Book value per common share                                 31.25          29.48           28.52          27.02          26.60
Return on assets                                             0.64%          0.42%           0.47%          0.40%          0.56%
Return on equity                                             8.08           5.69            6.82           5.05           7.14
Interest rate spread                                         2.63           2.51            2.79           2.53           2.41
Net yield on average interest-earning assets                 2.94           2.79            2.97           2.81           2.73
Dividend pay-out ratio                                      26.94          32.92           26.73          34.56          23.26
Equity-to-assets                                             8.04           7.85            6.97           6.63           7.99
Non-performing assets to total loans                         1.28           2.18            0.80           1.07           1.43
Allowance for loan losses to total loans                     1.30           1.91            1.63           1.52           1.63


                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                        CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank's Wealth Management Group attracts high net worth clients and offers trust, investment, insurance, broker advisory, retirement plan and private banking services. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings.
Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans, sale of loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, mortgage servicing rights valuation adjustments, service charges, fee income, gains from sales of loans, mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

The Company's operations are managed and financial performance is evaluated on a company-wide basis and, accordingly, considered a single operating segment.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to; changes in interest rates, performance of the economy or the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities available for sale and the valuation of mortgage servicing rights.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance for loan losses balance required by evaluating current economic conditions, changes in character and size of the loan portfolio, delinquencies and adequacy of loan collateral securing loan delinquencies, historical and estimated charge offs and other pertinent information derived from a review of the loan portfolio. Allocations to the allowance for loan losses may be made for specific loans, but the entire allowance for loan losses is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.



A loan is impaired when the full payment of principal and interest is not expected to be paid in accordance with the original terms of the loan. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for commercial loans. If a loan is impaired, a portion of the allowance for loan losses is allocated so that the loan is reported on a net basis at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Thus, changes in estimates of future cash flows or collateral values for individual loans could significantly impact the allowance for loan losses and provision expense.

Fair Value of Securities Available for Sale: Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. As a result of changes in the fair market value of the Company's available for sale securities portfolio, other comprehensive income (loss), net of tax, totaled $33,000, ($30,000) and $481,000 for 2007, 2006, and 2005, respectively. Additionally, securities available for sale are required to be written down to fair value when a decline in fair value is not temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline as well as the intent and ability of the company to retain its investment for a period of time sufficient to allow for the anticipated recovery in fair value.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics or discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. The Company obtains an outside appraisal on a quarterly basis from a national firm that specializes in mortgage servicing valuation. This valuation is used to evaluate the Company's mortgage servicing rights asset for impairment.
At September 30, 2007 and 2006, mortgage servicing rights had a carrying value of $2.3 million and $2.4 million, respectively.



COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2007 AND 2006

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2007 was $3.2 million or $2.37 diluted net income per common share compared to $2.2 million or $1.56 diluted net income per common share for the same period in 2006. The increase in net income was primarily attributable to a negative provision for loan loss.

Net interest  income  totaled  $13.4  million for the year ended
September 30, 2007 compared to $13.5 million for the same period one year ago. Interest income increased $700,000 and interest expense increased $800,000 during the year ended September 30, 2007, compared to the same period in 2006. Interest rates continued to increase during fiscal year 2007, reflected in the Company's yield earned on interest-earning assets, which increased 52 basis points, rising from 5.93% in fiscal year 2006 to 6.45% in 2007. The average interest rate paid on interest-bearing liabilities increased 40 basis points, from 3.42% to 3.82% during the same period, due largely to increases in the cost of deposits, as rates on various savings accounts continued to rise from record lows. As a result, the interest rate spread increased 12 basis points from 2.51% in 2006 to 2.63% in 2007.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. The provision for loan losses decreased from $1.0 million of provision expense for the year ended September 30, 2006 to $1.3 million of income (negative provision for loan losses) for the year ended September 30, 2007. The negative provision for loan losses for the year ending September 30, 2007 was primarily related to one impaired commercial loan discussed further in Note 4 to the consolidated financial statements. Specific reserves on commercial loans decreased $2.2 million from 2006 to 2007 and were offset by an increase in general reserves on commercial loans of $227,000 due to an increase in overall commercial loan balances. Net charge-offs totaled $190,000 and $675,000 for the years ended September 30, 2006 and 2007 respectively. The Bank continues to enhance its loan review and risk assessment procedures giving particular attention to the risks related to the commercial loan portfolio and the risk of loss for the $3.7 million of commercial loans classified as impaired at the end of this year. Impaired loans decreased to $3.7 million from $6.9 million last year predominantly due to the payments received on an outstanding loan referred to above and discussed in Note 4 to the consolidated financial statements and the improved financial condition of another commercial loan customer. Management of the Bank is continually monitoring these impaired loans for any changes necessary in the provision for loan losses.

Noninterest income decreased from $6.3 million for fiscal year 2006 to $5.9 million for the same period ended September 30, 2007. Included in noninterest income for fiscal year 2006 were two nonrecurring items, a gain of $238,000 related to a called FHLB advance and a gain of $200,000 from a sale of the Company's insurance subsidiary property and casualty line. In fiscal year 2007, noninterest income included a $402,000 gain on securities from a settlement of an investment written down in fiscal year 2002.

Noninterest expense remained constant at $16.3 million for the twelve months ended September 30, 2006 and September 30, 2007. The largest increase was for salaries and employee benefits, which increased $438,000. Occupancy and equipment expenses decreased $212,000; loss on sale of fixed assets decreased $162,000 primarily due to a $189,000 loss on the sale of a branch building in 2006.

Income tax expense increased from $210,000 last year to $979,000 this year primarily due to increased income before tax. Federal income tax expense increased from $264,000 to $876,000 and state income tax expense (benefit) increased from ($54,000) to $103,000. The overall effective income tax expense rate increased from 8.8% last year to 23.3% this year primarily due to maintaining a comparable level of low income housing income tax credits and non-taxable income on an increased amount of taxable income.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2006 AND 2005

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2006 was $2.2 million or $1.56 diluted net income per common share compared to $2.5 million or $1.81 diluted net income per common share for the same period in 2005. The decrease in net income was primarily attributable to a decrease in net interest income and an increase in noninterest expense offset by an increase in noninterest income.

Net interest  income  totaled  $13.5  million for the year ended
September 30, 2006 compared to $14.7 million for the same period one year ago. Interest income increased $660,000 and interest expense increased
$1.9 million during the year ended September 30, 2006, compared to the same period in 2005. Interest rates continued to increase during fiscal year 2006 and this was reflected in the Company's yield earned on interest-bearing assets which increased 26 basis points from the prior year of 5.67% to 5.93% in 2006. The average interest rate paid on interest-bearing liabilities, however, increased 54 basis points from 2.88% to 3.42% during the same period, due largely to increases in the cost of deposits, as rates on various savings accounts rose from record lows. As a result, the interest rate spread decreased 28 basis points from 2.79% to 2.51% in 2006.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses increased from $723,000 for the year ended September 30, 2005 to $1.0 million for the year ended September 30, 2006. The provision for loan losses for the year ending September 30, 2006 was primarily related to one impaired commercial loan discussed further in Note 4 to the consolidated financial statements. Specific reserves on commercial loans increased $1.5 million from 2005 to 2006 and were offset by a decrease in general reserves on commercial loans of $690,000 due to a reduction in overall commercial loan balances. Net charge-offs totaled $409,000 and $190,000 for the years ended
September 30, 2005 and 2006 respectively. The Bank continues to enhance its loan review and risk assessment procedures giving particular attention to the risks related to the commercial loan portfolio and the risk of loss for the $6.9 million of commercial loans classified as impaired at the end of this year. Impaired loans decreased from $8.7 million last year predominantly due to the payments received on an outstanding debt from one loan relationship referred to above and discussed in Note 4 to the consolidated financial statements and the improved financial condition of another commercial customer. Management of the Bank is continually monitoring these impaired loans for any changes necessary in the provision for loan losses.

Noninterest income increased from $5.0 million for the twelve months ended September 30, 2005 to $6.3 million for the same period ended
September 30, 2006. The increase was predominantly the result of a write down of equity securities held by MFB Corp of $948,000 ($626,000 net of tax) in fiscal year 2005. The Company had no losses on securities in fiscal year 2006. In addition, rental income from lease of space in the Company's corporate headquarters increased by $443,000 over fiscal 2005 as additional tenants occupied the building during 2006. Also, two nonrecurring items affected noninterest income during 2006; a gain of $238,000 related to a called FHLB advance and a gain of $200,000 from a sale of the Company's insurance subsidiary property and casualty line.


Noninterest expense increased from $15.8 million for the twelve months ended September 30, 2005 to $16.3 million for the same period ending
September 30, 2006. The largest increase was for salaries and employee benefits, which increased $404,000. Occupancy and equipment expenses increased $313,000; loss on sale of fixed assets increased $221,000 primarily due to a $189,000 loss on the sale of a branch building; and other expenses decreased $182,000 from 2005 to 2006.

Income tax expense decreased from $611,000 last year to $210,000 this year primarily due to decreased income before tax. Federal income tax expense decreased from $511,000 to $264,000 and state income tax expense (benefit) decreased from $100,000 to ($54,000). The overall effective income tax expense rate decreased from 19.7% in 2005 to 8.8% in 2006 primarily due to maintaining a comparable level of low income housing income tax credits and non-taxable income on a decreased amount of taxable income.

BALANCE SHEET COMPOSITION

The Company's cash and cash equivalents increased $7.2 million, from $16.3 million as of September 30, 2006 to $23.5 million as of September 30, 2007.
Net cash from operating activities was $6.0 million in 2007 compared to $2.5 million net cash provided in 2006. The net cash provided from investing activities was $19.5 million in 2006 to a use of funds of $9.6 million in 2007. The net cash from financing activities provided a source of funds of $10.8 million in 2007 compared to an outflow of $60.0 million in 2006. Primary sources of cash came from net borrowings from the Federal Home Loan Bank (FHLB) of $27.5 million and from payments and maturities of investments of $25.0 million. Outlays of cash funded an increase in the Company's loan portfolio of $31.1 million, and a decrease in deposits of $12.4 million.

As of September 30, 2007, the securities available for sale portfolio was $33.4 million, a decline of $25.0 million from $58.4 million at September 30, 2006. Securities portfolio activity included maturities of $17.0 million and principal payments on mortgage-backed and related securities of $8.0 million. The Company made no purchases of investments in fiscal year 2007.

As of September 30, 2007, loans receivable were $407.8 million, an increase of $28.6 million from $379.2 million as of September 30, 2006. Residential mortgage loans increased $2.0 million from $199.2 million at September 30, 2006 to $201.2 million at September 30, 2007. Commercial loans outstanding increased by $19.5 million from $134.4 million at September 30, 2006 to $153.9 million at September 30, 2007. Consumer loan receivables, which include home equity term loans and lines of credit, increased $7.0 million to $52.6 million. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, to control margin volatility and to appeal to a broader range of customers and potential customers.
The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2007, the Company completed secondary market mortgage loan sales totaling $14.4 million, and the net gains realized on these loan sales were $306,000, including $179,000 related to recording mortgage loan servicing rights. Loan sales in 2006 were $12.1 million, and the net gains realized on these loans sales were $261,000, including $150,000 related to recording mortgage loan servicing rights. The loans sold during the year ended September 30, 2007 were primarily fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates these loans will continue to be originated and retained in the Bank's portfolio. Also, as part of its efforts to manage the Company's current interest rate risk position, the Company originated and held in its portfolio $11.9 million of fixed rate mortgage loans originated during 2007, with a weighted average interest rate of 6.72%. At
September 30, 2006, no loans were classified as loans held for sale compared to $612,000 at September 30, 2007. Mortgage loans serviced for others by the Company declined from $196.0 million last fiscal year to $186.6 million at the end of this fiscal year.

The Company's allowance for loan losses at September 30, 2007 was $5.3 million or 1.30% of loans, comparable to the $7.2 million or 1.91% of loans at the end of last year. The ratio of non-performing loans to loans was 1.85% at September 30, 2006 compared to 1.25% at September 30, 2007. A negative provision of $1.3 million was recorded to the allowance for loan losses during the year ended September 30, 2007 compared to a provision of $1.0 million recorded to the allowance for loan losses during the prior year ended September 30, 2006. The change in the allowance for loan losses was due predominantly to payments received on impaired loans during the year ended September 30, 2007, which were previously reserved for in the allowance for loan losses. As discussed further in Note 4, management's increased attention to and the Company's subsequent increase in non-performing loans was offset by a decrease in commercial impaired loans. Net charge offs deducted from the allowance for loan losses was $675,000 for the year ended September 30, 2007 compared to $190,000 for the prior year. In management's opinion, the Company's allowance for loan losses at September 30, 2007 and loan loss provision for the year is appropriate for the loan portfolio.

The decrease in premises and equipment from $19.5 million at September 30, 2006 to $18.5 million at September 30, 2007 was primarily due to annual depreciation expense. The corporate headquarters consists of approximately 114,300 square feet with approximately 44.00% of the space utilized by the Company. At September 30, 2007, tenants occupied approximately 56,000 square feet of rentable space under leases with various terms that extend 15 years. At September 30, 2007 the Company had leased approximately 87.00% of available lease space.

Goodwill and other intangible assets totaling $5.2 million were recorded at the acquisition date as a result of the purchase of certain assets and liabilities of Sobieski Bank in August 2004. Trust customer relationship intangible assets totaling $610,000 were recorded at the acquisition date as a result of the purchase of Community Trust and Investment Company, Inc.
in September 2007 (discussed further in Note 16). These intangibles represent the difference between the purchase price and the value of the tangible assets purchased and the value of the liabilities assumed. At September 30, 2007 the balance of goodwill was $2.0 million and the balance of the other intangible assets was $1.9 million. The Company assesses goodwill for impairment at least annually and determined there was no impairment as of September 30, 2007. The other intangible assets included the identified value of the core deposits acquired and the value of customer relationships and trust customer relationships obtained in the acquisitions. The two intangible assets relating to the Sobieski Bank acquisition are amortized to expense over a ten year period with approximately seven years remaining, and the one intangible asset relating to the Community Trust and Investment Company, Inc. acquisition is amortized to expense over a ten year period with approximately ten years remaining.

Total deposits decreased by $12.4 million to $333.8 million as of September 30, 2007 from $346.2 million as of September 30, 2006 in part due to the reduction of high cost deposit products. Deposits consisting of demand, NOW, savings, repurchase agreements and MMDA accounts increased from $159.3 million to $163.3 million from September 30, 2006 to September 30, 2007. Federal Home Loan Bank ("FHLB") advances increased from $97.1 million as of September 30, 2006 to $124.3 million as of September 30, 2007.

Total shareholders' equity increased from $38.9 million as of September 30, 2006 to $41.1 million as of September 30, 2007. The increases to equity resulted from net income of $3.2 million and $216,000 generated from the exercise of stock options, partially offset by cash dividend payments of $870,000 and purchases of treasury stock of $576,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $29.48 as of September 30, 2006 to $31.25 at September 30, 2007.

ASSET/LIABILITY MANAGEMENT

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank ("FHLB") advances, reprice more rapidly or at different rates than its interest-earning assets.

A key element of the Company's asset/liability plan is to protect net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. Historically, the Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology utilized by the Office of Thrift Supervision (OTS). In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 10.88% as of September 30, 2007, a decrease from 11.16% at September 30, 2006. The decrease is primarily the result of the change in investment securities and FHLB advances. As referenced above in the Balance Sheet Composition section, an increase in cash, commercial loans, and mortgage loans, was offset in part with a decrease in investment securities, and corresponds to an increase in FHLB advances and a decrease in savings, NOW and MMDA deposits. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of September 30, 2007 and 2006, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points.

As illustrated in the September 30, 2007 table below, the Company's interest rate risk is sensitive to rising rates and positively impacted by declining rates. The decline in NPV with a rate increase is due to the relative volume of mortgage assets with fixed rate characteristics over the volume of liabilities with fixed rate characteristics.



                                             September 30, 2007
                                          (Dollars in thousands)


   Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                     NPV
(Rate Shock) (1)              Amount              Change         Change        Ratio              Change (1)
          +300             $  42,694        $    (14,466)         (25)%         8.50%               (238) bp
          +200                48,537              (8,623)         (15)          9.51                (137) bp
          +100                53,335              (3,825)          (7)          10.29                (59) bp
             0                57,160                   -             -          10.88                 -   bp
          (100)               57,366                 206             -          10.84                 (4) bp
          (200)               56,923                (237)            -          10.69                (19) bp

 (1)   Expressed in basis points ("bp")

Specifically,  the  September  30, 2007 table  indicates  that the  Company's
NPV was $57.2 million or 10.88% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.6 million or 15% decrease in the Company's NPV and would result in a 137 basis point decrease in the Company's
NPV ratio to 9.51%. Also, an immediate 200 basis point decrease in market interest rates would result in a $237,000 or 0% decrease in the Company's NPV, and a 19 basis point decrease in the Company's NPV ratio to 10.69%.

As illustrated in the September 30, 2006 table below, the Company's interest rate risk was sensitive to rising rates and positively impacted by declining rates. The decline in NPV with a rate increase was due to the relative volume of mortgage assets with fixed rate characteristics over the volume of liabilities with fixed rate characteristics.

                                              September 30, 2006
                                            (Dollars in thousands)


    Change in
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                     NPV
(Rate Shock) (1)             Amount               Change        Change          Ratio             Change (1)
          +300               $   39,710       $  (16,488)         (29)%          8.24%              (290) bp
          +200                   45,865          (10,333)         (18)           9.36               (178) bp
          +100                   51,391           (4,807)          (9)          10.33                (81) bp
             0                   56,198                -            -           11.14                  -
          (100)                  58,682            2,484            4           11.51                  37 bp
          (200)                  59,723            3,524            6           11.62                  48 bp

 (1)   Expressed in basis points ("bp")

Specifically,  the  September  30, 2006 table  indicates  that the  Company's
NPV was $56.2 million or 11.14% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $10.3 million or 18% decrease in the Company's NPV and would result in a 178 basis point decrease in the Company's NPV ratio to 9.36%. Also, an immediate 200 basis point decrease in market interest rates would result in a $3.5 million or 6% increase in the Company's NPV, and a 48 basis point increase in the Company's NPV ratio to 11.62%.

In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This process is used in conjunction with NPV measures to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages (ARM's), have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. Typically, the Company manages its interest rate risk by originating and retaining adjustable rate residential mortgage loans for its portfolio and selling currently originated fixed rate loans. There were $612,000 in loans classified as held for sale as of September 30, 2007 that were to be sold in October 2007. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2007, $186.6 million of such loans were being serviced for others. To further manage this risk, the Company's commercial loan portfolio consists predominantly of adjustable rate loans and fixed rate loans that reprice in five years or less.

The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs.

The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. The Company's cost of interest-bearing funds has increased from 3.42% for the year ended September 30, 2006 to 3.82% for the year ended
September 30, 2007. The Company has also experienced an increase in the percentage of low interest cost demand and savings deposits to total interest-bearing liabilities as well as an increase in other borrowings and FHLB advances which increases its sensitivity to a decrease in rates.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2007               2006            2005
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                                                          (Dollars in thousands)
Assets:
Interest earning assets:
     Interest-earning deposits                              $      6,132        $     26,337    $     22,157
     Mortgage-backed securities (1)                               29,032              37,554          39,021
     Other securities available for sale (1)                      21,126              28,436          22,429
     FHLB stock                                                    7,796               8,809           8,952
     Loans held for sale                                             254                 802           1,105
     Loans receivable (2)                                        389,758             379,568         399,469
     Total interest-earning assets                               454,098             481,506         493,133
Noninterest-earning assets, net
         of allowance for loan losses                             43,924              38,734          39,057
     Total assets                                              $ 498,022        $    520,240    $    532,190

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                         $   52,966        $     58,887    $     47,071
     NOW and money market accounts                                74,098              77,428          89,443
     Certificates of deposit                                     179,219             186,109         185,268
     Securities sold under agreements to repurchase                   74                   -               -
     Federal Home Loan Bank advances                             104,197             108,815         131,101
     Other borrowings                                              1,849               6,330           6,500
     Subordinated debentures                                       5,000               5,000             875
     Total interest-bearing liabilities                          417,403             442,569         460,258
Other liabilities                                                 40,632              39,634          35,345
     Total liabilities                                           458,035             482,203         495,603
Shareholders' equity:
     Common stock                                                 12,256              11,731          12,413
     Retained earnings                                            36,650              34,629          32,222
     Net unrealized gain (loss) on
         securities available for sale                              (110)               (506)           (418)
     Treasury stock                                               (8,809)             (7,817)         (7,630)
     Total shareholders' equity                                   39,987              38,037          36,587
Total liabilities and
  shareholders' equity                                      $    498,022        $    520,240    $    532,190


(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale.
(2) Total loans less deferred net loan fees and loans in process and including non accrual loans.

INTEREST RATE SPREAD

The following table sets forth the average effective interest rate earned by the Company on its consolidated loan and investment portfolios, the average effective cost of the Company's consolidated deposits and FHLB borrowings, the interest rate spread of the Company, and the net yield on average interest-earning assets for the periods presented. Average balances are based on daily average balances.


                                                                             Year ended September 30,
                                                                       2007            2006             2005
Average interest rate earned on:
     Interest-earning deposits                                          5.01%           3.31%            1.82%
     Mortgage-backed securities (1)                                     4.42            4.28             3.89
     Other securities available for sale (1)                            4.66            4.21             3.26
     FHLB stock                                                         4.56            4.79             4.30
     Loans held for Sale                                                6.76            6.43             6.22
     Loans receivable (2)                                               6.76            6.43             6.22
         Total interest-earning assets                                  6.45            5.93             5.67

Average interest rate of:
     Savings accounts                                                   1.96%           1.79%            0.89%
     NOW and money market accounts                                      2.00            1.65             1.01
     Certificates of deposit                                            4.25            3.60             2.87
     Securities sold under agreements to repurchase                     3.33            -                   -
     Federal Home Loan Bank advances                                    5.13            4.98             4.81
     Other borrowings                                                   7.07            6.31             4.38
     Subordinated debentures                                            6.22            6.22             6.02
         Total interest-bearing liabilities                             3.82            3.42             2.88

Interest rate spread (3)                                                2.63            2.51             2.79
Net yield on interest-earning assets (4)                                2.94            2.79             2.97

(1)      Yield is based on amortized cost without adjustment for unrealized gain
         (loss) on securities available for sale.

(2)      Including non accrual loans.

(3) Interest rate spread is calculated by subtracting the average interest rate cost from the average interest rate earned for the period indicated.

(4)      The  net  yield  on  average   interest-earning  assets  is  calculated
         by dividing net interest income by the average interest-earning assets for the period indicated.


The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by new rate). Changes not solely attributable to rate or volume have been allocated proportionately to the change due to volume and the change due to rate.

Year ending September 30, 2007
compared to year ended                                        Total Net         Due to          Due to
September 30, 2006                                             Change            Rate           Volume
                                                                        (Dollars in thousands)
Interest-earning assets:
     Interest-earning deposits                               $       (563)   $        449     $     (1,012)
     Securities                                                      (334)             56             (390)
     Mortgage-backed securities                                      (231)            129             (360)
     FHLB stock                                                       (67)            (21)             (46)
     Loans held for sale                                              (34)              3              (37)
     Loans receivable                                               1,921           1,232              689
         Total                                                        692           1,848           (1,156)
Interest-bearing liabilities:
     Savings accounts                                                 (14)            102             (116)
     NOW and money market accounts                                    208             275              (67)
     Certificates of deposit                                          930           1,223             (293)
     Securities sold under agreements
         to repurchase                                                  2               -                2
     Federal Home Loan Bank advances                                  (72)            164             (236)
     Other borrowings                                                (269)             48             (317)
     Subordinated debentures                                            -               -                -
         Total                                                        785           1,812           (1,027)
Change in net interest income                                $        (93)   $         36     $       (129)


Year ending September 30, 2006
compared to year ended                                        Total Net         Due to             Due to
September 30, 2005                                             Change            Rate              Volume
                                                                        (Dollars in thousands)
Interest-earning assets:
     Interest-earning deposits                               $        468    $        330     $         138
     Securities                                                       117             152              (35)
     Mortgage-backed securities                                       468             212               256
     FHLB stock                                                        37              44               (7)
     Loans held for sale                                              (17)              2              (19)
     Loans receivable                                                (413)            867           (1,280)
         Total                                                        660           1,607             (947)
Interest-bearing liabilities:
     Savings accounts                                                 632             421               211
     NOW and money market accounts                                    373             571             (198)
     Certificates of deposit                                        1,385           1,355                30
     Federal Home Loan advances                                      (894)            215           (1,109)
     Other borrowings                                                 114             125              (11)
     Subordinated debentures                                          258               2               256
         Total                                                      1,868           2,689             (821)
Change in net interest income                                $     (1,208)   $     (1,082)    $       (126)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, over night interest-earning deposits in other financial institutions, and securities available for sale. These assets are commonly referred to as liquid assets.

Liquid assets were $57.4 million as of September 30, 2007 compared to $75.6 million as of September 30, 2006. The decrease is primarily the result of the continued liquidation of the Company's lower interest-earning investment portfolio to fund higher interest-earning loan growth. Long and short term borrowings from the FHLB have provided adequate additional liquidity as needed for the fluctuations in deposit balances. Management believes the Company's liquidity level as of September 30, 2007 is sufficient to meet future liquidity needs.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2007, 2006 and 2005 follows.

During the year ended September 30, 2007, net cash and cash equivalents increased by $7.2 million, from $16.3 million at September 30, 2006 to $23.5 million at year end.

The Company experienced a net increase in cash from operating activities of $6.0 million during the year, primarily from net income of $3.2 million, net proceeds from the sale of mortgage loans of $2.2 million, adjustments for depreciation and amortization of $1.3 million, and an increase in accrued interest and other liabilities of $579,000. The Bank originates, sells and delivers its fixed rate, owner-occupied residential mortgage loans on either FHLMC "Best Efforts" delivery basis or with "Mandatory Delivery" programs.
The "Best Efforts" program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. This strategy reduces interest rate risk exposure by minimizing the amount of loans held for sale in the loan portfolio. Under mandatory delivery programs, loans are committed to be delivered at predetermined prices and penalties could be assessed if delivery commitments are not met. Loans determined to be held for sale at the time they are originated are not committed for delivery. As of September 30, 2007, the Company had $612,000 in loans held for sale, which are subject to market price fluctuations until sold.

Investing activities decreased cash by $9.6 million during fiscal year 2007. Funds were used to increase loans receivable by $31.2 million and to purchase additional bank owned life insurance of $4.0 million. These were partially offset by maturities, calls and payments from the Company's available-for-sale investment portfolio of $25.0 million. Proceeds from other investments provided $947,000.

Financing activities provided net cash of $10.8 million for the year ended September 30, 2007. The source of cash came principally from net borrowings from the FHLB in the amount of $27.5 million. In part, those funds were used to fund a $12.4 million reduction in deposits and the repayment of the Company's loan with a correspondent bank of $4.5 million.






The following table reflects, as of September 30, 2007, the company's estimated significant fixed and determinable contractual obligations by payment date:

Contractual Obligations                                                        Payments due by period
                                                                                (Dollars in thousands)
                                                     Less than                                            More than
                                                       1 Year          1-3 Years         3-5 Years         5 Years           Total
Deposits without a stated maturity                   $ 162,761          $      -          $      -        $       -       $  162,761
Certificates of deposit                                 97,733            48,731            22,142            2,436          171,042
Long-term debt obligations                              69,134            36,238            18,250                -          123,622
Subordinated debentures                                      -                 -                 -            5,000            5,000
Purchase obligations                                       851             1,249                 -                -            2,100
Securities sold under agreement to repurchase              540                 -                 -                -              540

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which any entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

See Note 14 to the consolidated financial statements regarding off-balance sheet commitments and contingencies.

NEW ACCOUNTING PRONOUNCEMENTS

The "Effect of Newly Issued But Not Yet Effective Accounting Standards" is discussed in Note 1 to the consolidated financial statements.

IMPACT OF INFLATION

The audited consolidated financial statements presented herein have been prepared in accordance with U.S. generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates can be affected by inflation. However, they do not necessarily move in the same direction or with the same magnitude as the indexes that measure inflation.

In periods of rapidly changing interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. Although difficult to measure, an additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank.

QUARTERLY RESULTS OF OPERATION

Selected unaudited quarterly financial data for fiscal years 2007 and 2006 appear in Note 20 to the consolidated financial statements.


FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, changes in the fair value of securities available for sale, changes in the value of the Company's mortgage servicing rights, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.











             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.


Crowe Chizek and Company LLC
South Bend, Indiana
December 7, 2007

                         MFB CORP. AND SUBSIDIARY
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                        CONSOLIDATED BALANCE SHEETS
                        September 30, 2007 and 2006

-------------------------------------------------------------------------------

                                                                                       2007                   2006
                                                                                          (Dollars in thousands)
ASSETS
     Cash and due from financial institutions                                 $          7,546      $         6,726
     Interest-earning deposits in other financial
         institutions - short-term                                                      15,924                9,563
              Total cash and cash equivalents                                           23,470               16,289

     Securities available for sale                                                      33,409               58,383
     FHLB Stock and other investments                                                    9,718               10,939

     Loans held for sale                                                                   612                    -

     Mortgage loans                                                                    201,233              199,196
     Commercial loans                                                                  153,945              134,412
     Consumer loans                                                                     52,578               45,614
         Loans receivable                                                              407,756              379,222
     Less:  allowance for loan losses                                                   (5,298)             (7,230)
         Loans receivable, net                                                         402,458              371,992

     Premises and equipment, net                                                        18,506               19,477
     Mortgage servicing rights, net                                                      2,253                2,366
     Cash surrender value of life insurance                                             10,565                6,237
     Goodwill                                                                            1,970                1,970
     Other intangible assets                                                             1,922                1,699
     Other assets                                                                        5,565                6,720
     Total assets                                                            $         510,448      $       496,072

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
      Noninterest-bearing demand deposits                                    $          39,043    $          30,031
      Savings, NOW and MMDA deposits                                                   123,718              129,233
      Time deposits                                                                    171,042              186,979
         Total deposits                                                                333,803              346,243

     Securities sold under agreements to repurchase                                        540                    -
     Federal Home Loan Bank advances                                                   124,258               97,053
     Other borrowings                                                                        -                4,500
     Subordinated debentures                                                             5,000                5,000
     Accrued expenses and other liabilities                                              5,790                4,337
         Total liabilities                                                             469,391              457,133
Shareholders' equity
     Common stock, 5,000,000 shares authorized;
         shares issued:  1,689,417 - 2007 and 2006, shares
         outstanding: 1,313,671 - 2007; 1,320,844 - 2006                                12,500               12,421
     Retained earnings - substantially restricted                                       37,841               35,479
     Accumulated other comprehensive loss,
         net of tax of $(159) in 2007 and $(176) in 2006                                 (308)                (341)
     Treasury stock, 375,746 common shares - 2007;
         368,573 common shares - 2006, at cost                                          (8,976)             (8,620)
              Total shareholders' equity                                                41,057               38,939

     Total liabilities and shareholders' equity                              $         510,448      $       496,072

                             CONSOLIDATED STATEMENTS OF INCOME
                       Years ended September 30, 2007, 2006 and 2005

-------------------------------------------------------------------------------

                                                                 2007                2006                2005
                                                                   (Dollars in thousands, except per share data)
Interest income
     Loans receivable, including fees                       $        26,361   $          24,474    $         24,904
     Securities - taxable                                             2,599               3,214               2,594
     Other interest-earning assets                                      339                 919                 449
         Total interest income                                       29,299              28,607              27,947

Interest expense
     Deposits                                                        10,144               9,020               6,631
     Securities sold under agreements
       to repurchase                                                      2                   -                   -
     FHLB advances and other borrowings                               5,784               6,125               6,646
         Total interest expense                                      15,930              15,145              13,277

Net interest income                                                  13,369              13,462              14,670

Provision for loan losses                                            (1,257)              1,032                 723

Net interest income after provision
  for loan losses                                                    14,626              12,430              13,947

Noninterest income
     Service charges on deposit accounts                              3,265               3,318               3,363
     Trust and brokerage fee income                                     562                 414                 385
     Insurance commissions                                               29                 151                 211
     Net realized gains from sales of loans                             306                 261                 835
     Mortgage servicing right recovery                                   (8)                178                 181
     Net gain (loss) on securities available for sale                   402                   -                (948)
     Gain on call of FHLB advance                                         -                 238                   -
     Gain on sale of property and casualty insurance                      -                 200                   -
     Earnings on life insurance                                         296                 237                 220
     Other income                                                     1,011               1,276                 742
         Total noninterest income                                     5,863               6,273               4,989

Noninterest expense
     Salaries and employee benefits                                   8,361               7,923               7,519
     Occupancy and equipment expense                                  3,104               3,316               3,064
     Professional and consulting fees                                   797                 803               1,067
     Data processing expense                                            793                 838                 754
     Loss on sales of premises and equipment                             68                 230                   9
     Business development and marketing                                 591                 466                 500
     Supplies and communications                                        563                 669                 692
     Amortization of intangibles                                        387                 435                 559
     Other expense                                                    1,614               1,647               1,665
         Total noninterest expense                                   16,278              16,327              15,829

Income before income taxes                                            4,211               2,376               3,107

Income tax expense                                                      979                 210                 611

Net income                                                  $         3,232     $         2,166       $       2,496

Basic earnings per common share                             $          2.45     $          1.61        $       1.85
Diluted earnings per common share                                      2.37                1.56                1.81

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              MFB CORP. AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended September 30, 2007, 2006 and 2005

--------------------------------------------------------------------------------

-------------------------------------------------------------------------- ----
                                                                                             Accumulated
                                                                                                Other
                                                                                            Comprehensive                  Total
                                                                      Common    Retained    Income (Loss),   Treasury  Shareholders'
                                                                      Stock     Earnings      Net of Tax       Stock      Equity
                                                                                (Dollars in thousands, except per share data)
Balance at September 30, 2004                                       $  12,486  $ 32,195       $   (792)       $ (7,983)   $   35,906

Stock option exercise-issuance of 26,800 shares of treasury stock       (124)                                      563           439
Tax benefit related to employee stock plan                                15                                                      15
Cash dividends declared - $0.495 per share                                        (664)                                        (664)
Comprehensive income:
   Net income for the year ended September 30, 2005                               2,496                                        2,496
   Other comprehensive income (loss), net of tax                                                   481                           481
     Total comprehensive income                                                                                                2,977

Balance at September 30, 2005                                       $ 12,377   $ 34,027       $   (311)       $ (7,420)   $   38,673

Balance at September 30, 2005                                       $ 12,377   $ 34,027       $   (311)       $ (7,420)   $   38,673
Stock-based compensation                                                 103          -               -              -           103
Purchase of 48,206 shares of treasury stock                                -          -               -         (1,486)      (1,486)
Stock option exercise-issuance of 13,190 shares of treasury stock       (68)          -               -            286           218
Tax benefit related to employee stock plan                                 9          -               -              -             9
Cash dividends declared - $0.530 per share                                 -      (714)               -              -         (714)
Comprehensive income:
   Net income for the year ended September 30, 2006                        -      2,166               -              -         2,166
   Other comprehensive income (loss), net of tax                           -          -             (30)             -          (30)
     Total comprehensive income                                            -          -               -              -         2,136

Balance at September 30, 2006                                       $ 12,421   $ 35,479       $    (341)      $ (8,620)   $   38,939

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------



          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
           Years ended September 30, 2007, 2006 and 2005

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                                             Accumulated
                                                                                                Other
                                                                                            Comprehensive                  Total
                                                                                  Retained   Income (Loss)   Treasury  Shareholders'
                                                                   Common Stock   Earnings    Net of Tax       Stock       Equity
                                                                                 (Dollars in thousands, except per share data)

Balance at September 30, 2006                                    $      12,421  $   35,479  $     (341) $      (8,620) $   38,939
Stock-based compensation                                                    35           -           -              -          35
Purchase of 17,073 shares of treasury stock                                  -           -           -           (576)      (576)
Stock option exercise-issuance of 9,900 shares of treasury stock            (4)          -           -            220         216
Tax benefit related to employee stock plan                                  48           -           -              -          48
Cash dividends declared - $0.660 per share                                   -       (870)           -              -       (870)
Comprehensive income:
   Net income for the year ended September 30, 2007                          -       3,232           -              -       3,232
   Other comprehensive income (loss), net of tax                             -           -          33              -          33
     Total comprehensive income                                              -           -           -              -       3,265

Balance at September 30, 2007                                     $      12,500 $   37,841  $     (308) $      (8,976) $   41,057


-------------------------------------------------------------------------------



                            MFB CORP. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years ended September 30, 2007, 2006 and 2005

-------------------------------------------------------------------------------

                                                                     2007               2006                2005
                                                                              (Dollars in thousands)
Cash flows from operating activities
     Net income                                             $         3,232     $         2,166    $          2,496
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                                  1,325               1,442               1,445
         Provision for loan losses                                   (1,257)              1,032                 723
         Net losses on securities available for sale                      -                   -                 948
         Net realized gains from sales of loans                        (306)               (261)              (835)
         Amortization of mortgage servicing rights                      284                 304                 395
         Amortization/(accretion) of intangible assets
           and purchase adjustments                                     361                 448               (344)
         Gain on call of FHLB advance                                     -                (238)                  -
         Origination of loans held for sale                         (12,180)            (14,256)           (32,259)
         Expense (Recovery) of mortgage servicing rights                  8                (178)              (181)
         Proceeds from sales of loans held for sale                  14,416              12,096              38,486
         (Gain) loss sale of premises and equipment                      33                 227                (40)
         Equity in loss of investment in limited
           Partnership                                                  274                 249                 303
         Stock dividend paid by FHLB                                      -                   -               (188)
         Stock-based compensation                                        35                 103                   -
         Appreciation in cash surrender value of
           life insurance                                              (296)               (237)              (220)
         Net change in:
              Accrued interest receivable                               119                (196)              (106)
              Other assets                                               20                 152                 620
              Accrued expenses and other liabilities                    (31)               (313)            (1,651)
Net cash provided in operating activities                             6,037               2,540               9,592

Cash flows from investing activities
     Net change in interest-earning time
       deposits in other financial institutions                         501                 500                   -
     Net change in loans receivable                                 (31,174)             13,372               2,900
     Net cash received (paid) in acquisition/settlement                   -                 453                (60)
      Stock repurchase by FHLB                                          446                 825                   -
     Proceeds from:
         Principal payments of mortgage-backed
          and related securities                                      7,971              11,503              12,979
         Maturities and calls of securities available
           for sale                                                  17,011               8,500               4,945
         Sales of fixed assets                                           35               1,211                  42
     Purchase of:
         Securities available for sale                                    -             (14,958)           (16,352)
         Life Insurance                                              (4,032)                (37)               (37)
         Premises and equipment, net                                   (395)             (1,917)            (2,217)
Net cash provided (used) in investing activities                     (9,637)             19,452               2,200

                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                       Years ended September 30, 2007, 2006 and 2005

-------------------------------------------------------------------------------

                                                                     2007               2006                2005
                                                                              (Dollars in thousands)
Cash flows from financing activities
     Purchase of treasury stock                             $          (576)    $        (1,486)   $              -
     Net change in deposits                                         (12,440)            (28,004)             17,176
     Net change in securities sold under
       agreements to repurchase                                         540                   -                   -
     Proceeds from FHLB borrowings                                  138,143              15,268              74,100
     Repayment of FHLB borrowings                                  (110,606)            (43,358)            (80,885)
     Proceeds from subordinated debentures                                -                   -               5,000
     Repayment of other borrowings                                   (4,500)             (2,000)                  -
     Proceeds from exercise of stock options, including
       tax benefit                                                      216                 218                 439
     Net change in advances from
       borrowers for taxes and insurance                                874                 164              (1,343)
     Cash dividends paid                                               (870)               (714)               (664)
Net cash from (used in) financing activities                         10,781             (59,912)             13,823

Net change in cash and cash equivalents                               7,181             (37,920)             25,614

Cash and cash equivalents at beginning of year                       16,289              54,209              28,595

Cash and cash equivalents at end of year                    $        23,470     $        16,289    $         54,209

Supplemental disclosures of cash flow information
     Cash paid during the year for:
         Interest                                           $        16,210     $        15,794    $         13,326
         Income taxes                                                   569                 738                 199

Supplemental schedule of noncash investing
  activities:
     Transfer from:
         Loans receivable to loans held for sale            $         2,721     $         2,678    $          5,228
         Loans receivable to real estate owned                           65                   -                  99
            Loan made to facilitate sale of real estate owned           900                   -                   -

                     MFB CORP. AND SUBSIDIARY
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  September 30, 2007, 2006 and 2005

--------------------------------------------------------------------------------


------------------------------------------------------------------------- ------

                          (continued)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc., MFB Investments II, Inc., MFB Investments, LP, and Community Wealth Management Group, Inc. (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of life and health insurance to customers in the Bank's market area. The Company sold the property and casualty book of business owned by Mishawaka Financial Services, Inc. during the 2006 fiscal year. MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. Community Wealth Management Group, Inc., is based out of Hamilton and Montgomery counties in Indiana, and attracts high net worth clients and offers trust, investment, insurance, broker advisory, retirement plan and private banking services in the Bank's market area. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans and other real estate owned, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, the purchase accounting valuations for assets and liabilities acquired and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, and the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions and short-term interest-bearing deposits in other financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, short term borrowings having an original maturity of 90 days or less, advances from borrowers for taxes and insurance, and interest-bearing time deposits in other financial institutions.


----------------------------------------------------------------------- -------

                        (continued)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in the results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.


Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Because some loans may not be repaid in full, an allowance for loan losses is recorded. An allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

-------------------------------------------------------------------------------

                         (continued)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, and home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted SFAS
No. 156 on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future let servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The valuation model is provided by a third party that specializes in providing estimated fair values of mortgage servicing rights, and the Company believes the utilization of this third party provides assurance that the valuation model provides valid results. Additionally, the Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount.
If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported separately as mortgage servicing rights recovery on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income is included with other income on the income statement for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $193,000, $213,000 and $126,000 for the years ended September 30, 2007, 2006 and 2005, respectively. Late fees and ancillary fees related to loan servicing were not material.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying amount of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs. The carrying value of foreclosed real estate, included in other assets on the consolidated balance sheet, was $1.2 million at September 30, 2006 and $144,000 at September 30, 2007. No valuation allowances were deemed necessary at September 30, 2006 and 2007, respectively. At September 30, 2006, the Company re-classified a $1.2 million property as held and used. This property was previously accounted for as held for sale. This change in classification was driven by the longer than expected holding period and resulted in the recognition of depreciation expense of $80,000 during the year ending September 30, 2006. During the first quarter of fiscal year 2007, the respective property was sold. The cash proceeds and a loan financed by the Bank resulted in a loss after sales costs of $9,700.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Land is carried at cost. Buildings and improvements, and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets.

Useful life of buildings and improvements is 39 years and the range for furniture and equipment is 3 years to 15 years. These assets are reviewed for impairment when events indicate the carrying amount is significantly less than the fair value.


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 14.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets and acquired customer relationship intangible assets arising from the acquisition of certain assets and assumption of certain liabilities previously discussed. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Investments in Limited Partnerships: Investments in limited partnerships represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at fair value. Related tax credits are recognized as allocated to investors.

Cash Surrender Value of Life Insurance: The Company has purchased life insurance policies on certain key employees. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Securities Sold Under Agreements to Repurchase: Securities sold under agreements to repurchase consist of obligations of the Company to other parties. These arrangements are all one-day retail repurchase agreements and are secured by investment securities. Such collateral is held by safekeeping agents of the Company.

During the year ended September 30, 2007, the average daily balance was $74,000, the average interest rate was 3.33%, and the maximum month end balance was $594,000. The balance was $540,000 at September 30, 2007 and the fair value of securities underlying these agreements was $758,000 at September 30, 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock option plans.

Stock Based Compensation: Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Prior to October 1, 2005, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending
September 30, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the year ending September 30, 2005.

                                                                         2005
                                                                   (Dollars in thousands,
                                                                   except per share date)
Net income as reported                                           $         2,496

Deduct: Stock-based compensation expense
  determined under the fair value based method                               627

Pro forma net income                                             $         1,869

Basic earnings per share as reported                             $          1.85
Pro forma basic earnings per share                                          1.39

Diluted earnings per share as reported                           $          1.81
Pro forma diluted earnings per share                                        1.36

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity.




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; insurance; trust and other financial services. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Restriction on Cash: Cash on hand or on deposit with correspondent banks of $5.3 million and $3.9 million, respectively, was required to meet regulatory reserve and clearing requirements at year end 2007 and 2006.

Reclassifications: Some items in the prior consolidated financial statements have been reclassified to conform with the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening retained earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized;
2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Management does not intend to carry servicing rights at fair value and the adoption of this statement did not have a material impact on its consolidated financial position or results of operations as the Company intends to continue using the amortization method under FASB No. 156.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of adoption of this issue.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on our financial statements.

In September 2006, the FASB Emerging Issues Task Force ("EITF") finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF No. 06-4 will have a material effect on the financial statements.

In September  2006,  the FASB  Emerging  Issues Task Force  finalized  Issue
No. 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin
No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on our financial statements.

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2007              2006               2005
                                                                     (In thousands, except per share data)
Basic Earnings Per Common Share
     Numerator
         Net income                                            $    3,232         $   2,166         $   2,496

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,317             1,344              1,346

     Basic earnings per common share                           $     2.45         $    1.61         $     1.85


                                                                           Year ended September 30,
                                                                    2007              2006               2005
                                                                      (In thousands, except per share data)
Diluted Earnings Per Common Share
     Numerator
         Net income                                            $   3,232          $   2,166         $   2,496

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                            1,317              1,344             1,346
         Add:  Dilutive effects of assumed
           exercises of stock options                                 49                 46                32
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                      1,366              1,390             1,377

     Diluted earnings per common share                         $    2.37          $    1.56         $    1.81

Stock options for 17,000, 22,000, and 24,000 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2007, 2006 and 2005 because they were antidilutive.







NOTE 3 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) are as follows:

                                                               September 30, 2007
                                                 Gross              Gross
                                                 Fair            Unrealized       Unrealized
                                                 Value              Gains           Losses
                                                           (Dollars in thousands)
Debt securities
     U.S. Government
      and federal agencies                 $          1,506    $          6     $           -
     Mortgage-backed                                 25,027              59              (382)
     Corporate notes                                  3,506               -              (468)
                                                     30,039              65              (850)
Marketable equity securities                          3,370             318                 -

                                           $         33,409    $        383     $        (850)


                                                               September 30, 2006
                                                 Gross              Gross
                                                 Fair            Unrealized       Unrealized
                                                 Value              Gains           Losses
                                                            (Dollars in thousands)
Debt securities
     U.S. Government
     and federal agencies                  $         14,322    $          2     $         (72)
     Municipal bonds                                    338               -                 -
     Mortgage-backed                                 33,195              18              (662)
     Corporate notes                                  7,115               2              (133)
                                                     54,970              22              (867)
Marketable equity securities                          3,413             328                 -

                                           $         58,383    $        350     $        (867)

Marketable equity securities are comprised of government sponsored agency preferred stocks of $3.1 million for both September 30, 2007 and 2006.







NOTE 3 - SECURITIES (Continued)

Securities with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                                                           September 30, 2007
                                                         (Dollars in thousands)

                                Less than 12 Months             12 Months or More                  Total
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                              Value           Loss           Value          Loss            Value          Loss
Debt securities
Mortgage-backed            $    610       $     (1)       $  19,335     $    (381)    $     19,945       $ (382)
   Corporate notes              458            (39)           3,048          (429)           3,506         (468)

   Total                   $  1,068       $    (40)       $  22,383     $    (810)    $     23,451       $ (850)


                                                                       September 30, 2006
                                                                            (Dollars in thousands)

                                Less than 12 Months             12 Months or More                  Total
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                              Value           Loss           Value          Loss            Value          Loss
Debt securities
   U.S. Government and
       federal agencies     $    9,359     $      (34)      $    3,461     $    (38)     $  12,820       $    (72)
   Mortgage-backed               6,991            (40)          24,334         (622)        31,325           (662)
   Corporate notes                 989            (11)           4,848         (122)         5,837           (133)

   Total                    $   17,339     $      (85)      $   32,643     $   (782)     $  49,982       $   (867)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In the first quarter of fiscal 2005, management recorded a non-cash impairment charge through earnings of $948,000 for the decline in the value of floating rate preferred stock securities. During the quarter ending
December 31, 2004, a multi-billion dollar FNMA preferred stock issuance with a substantially different structure and higher yield than previous offerings had a detrimental effect on the fair value of the Company's FNMA and FHLMC preferred stock holdings. Additionally, a downgrade in rating on the FNMA security due to disclosed accounting issues, the duration of the suppressed market value on both the FNMA and FHLMC securities and the Company's inability to project when market value recovery would occur led management to record the write-down as of December 31, 2004. The unrealized gains on these marketable equity securities was $328,000 at September 30, 2006, and fell slightly to gains of $318,000 at September 30, 2007, based upon the fair values subsequent to the write-down.

NOTE 3 - SECURITIES (Continued)

Related to the unrealized losses for debt securities classified as corporate notes, $388,000 and $96,000 of unrealized losses at September 30, 2007 and 2006 were attributable to a trust preferred bond issued by a regional banking organization. Credit issues are not a factor relative to the current unrealized losses, but rather the current interest rate structure of the market for trust preferred instruments. The Bank has the ability to hold this bond for the foreseeable future and as market interest rate changes and the issuance approaches its maturity, the fair value is expected to recover.

Unrealized losses on other debt and equity securities as of September 30, 2007 and 2006 have not been recognized into income because the issuer's securities are of high credit quality (rated AA or higher), management has the intent and ability to hold the investments for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the investments approach maturity.

The fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                        September 30, 2007
                       (Dollars in thousands)

                                                                   Fair
                                                                   Value

     Due in one year or less                                  $          1,003
     Due after one year through five years                                 503
     Due after five years through ten years                                  -
     Due after ten years                                                 3,506
                                                                         5,012
     Mortgage-backed securities                                         25,027

                                                              $         30,039


There were no sales of securities available for sale during the years ended September 30, 2007, 2006 or 2005. During the years ended September 30, 2007, 2006, and 2005 the Company recorded security impairment charges of $-0-, $-0-, and $948,000, respectively. During the fiscal year ended
September 30, 2002, the Company recorded an $895,000 write down on a $1.0 million WorldCom, Inc. corporate debt security. That security was sold in October 2002 for $160,000. In total, the Company received $402,000 in distribution payments during fiscal year 2007 as a result of distributions of funds recovered by the U.S. Securities and Exchange Commission in its action against WorldCom, Inc. The Company may receive an additional distribution depending upon the resolution of disputed claims, appeals from court determinations and additional administrative expenses, interest and taxes incurred by the settlement funds; however, any further distribution would likely be relatively small.

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2007                 2006
                                                                                      (Dollars in thousands)
Residential mortgage loans:
         Secured by one-to-four family residences                            $       178,056      $       174,399
         Construction loans                                                           18,107               22,232
         Other                                                                         5,588                3,090
                                                                                     201,751              199,721
         Less:
           Net deferred loan origination fees                                          (466)                (498)
           Undisbursed portion of construction and
           other mortgage loans                                                         (52)                 (27)
              Total residential mortgage loans                                       201,233              199,196

Commercial
         Commercial real estate                                                       95,241               84,651
         Commercial                                                                   58,890               49,970
                                                                                     154,131              134,621
         Less: net deferred loan origination fees                                      (186)                (209)
              Total commercial loans                                                 153,945              134,412

Consumer loans:
         Home equity and second mortgage                                              42,593               37,779
         Other                                                                         9,985                7,835
         Net deferred loan costs                                                           -                    -
              Total consumer loans                                                    52,578               45,614

         Total loans receivable                                              $         407,756    $       379,222

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                               2007                2006                 2005
                                                                          (Dollars in thousands)
     Balance at beginning of year                          $         7,230   $           6,388    $           6,074
     (Negative) Provision for loan losses                          (1,257)               1,032                  723
     Charge-offs                                                     (701)                (195)               (499)
     Recoveries                                                        26                    5                   90

     Balance at end of year                                $         5,298   $           7,230    $           6,388

NOTE 4 - LOANS RECEIVABLE (Continued)

Impaired loans were as follows:
                                                                                     2007                2006
                                                                                      (Dollars in thousands)
     Year-end loans with no allocated allowance
     for loan losses                                                            $      759         $      873
     Year-end loans with allocated allowance
     for loan losses                                                                 2,901              6,052
         Total                                                                  $    3,660         $    6,925

     Amount of the allowance for loan
     losses allocated                                                           $    2,433         $    4,337
     Average of impaired loans during the year                                       4,644              8,270
     Interest income recognized during impairment                                        9                165
     Cash-basis interest income recognized during
       impairment                                                                        7                159

The largest loan  relationship  included in impaired loans as of
September 30, 2007 totaled approximately $1.5 million for which $1.5 million of the allowance for loan losses has been allocated. Principal payments of approximately $1.6 million were made on this impaired loan during fiscal year 2007. The Bank maintained the $1.5 million allowance for the loan losses allocation based upon the history of unreliable and inconsistent financial reporting and cash flows of the customer's business. The actual loss on this loan relationship may vary significantly from the current estimate contingent upon the borrower's ability to seek alternative financing or pay down the loan. At September 30, 2006, this relationship totaled approximately $3.1 million, and $3.1 million of the allowance was allocated to it. Impaired loans have decreased from 2006 due to payments received on this commercial loan and other commercial loans with improved financial conditions.

Non-performing loans were as follows at year end:
                                                                                      2007               2006
                                                                                            (Dollars in thousands)
     Loans past due over 90 days still on accrual status                        $            41    $            619
     Non-accrual loans                                                                    4,693               6,390
     Restructured loans                                                                     361                   -

       Total non-performing loans                                               $         5,095    $          7,009

A total of $3.7 million and $5.4 million of the impaired loans were non-accrual loans as of September 30, 2007 and 2006.



NOTE 4 - LOANS RECEIVABLE (Continued)

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for E*trade. The unpaid principal balances of mortgage loans serviced for others at September 30, 2007 and 2006 are summarized as follows:

                                                                                     2007                 2006
                                                                                       (Dollars in thousands)
     Mortgage loan portfolios serviced for:
         Federal Home Loan Mortgage Corporation                               $    182,722        $         191,300
         Fannie Mae Corporation                                                        912                    1,320
         Federal Home Loan Bank of Indianapolis                                        710                      740
         Merchants Bank                                                                617                      726
         E*trade (Formerly Telebank)                                                   439                      499
         Wells Fargo (Formerly Hanover)                                                406                      453
         LaSalle Bank, FSB                                                             388                      411
         Bank Mutual                                                                   239                      308
         Citizens Bank                                                                 119                      256

         Total                                                                $    186,552        $         196,013

Custodial escrow balances maintained in connection with the foregoing serviced loans were $3.7 million and $1.9 million at September 30, 2007 and 2006 respectively.

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2007                2006                 2005
                                                               (Dollars in thousands)

 Servicing rights, net of valuation
   allowance:
   Balance at beginning of year             $      2,366         $      2,341       $     2,092
   Additions                                         179                  151               463
   Change in Valuation allowance                      (8)                 178               181
   Amortized to expense                             (284)                (304)            (395)

   Balance at end of year                   $      2,253         $      2,366       $     2,341

Valuation allowance:
   Balance at beginning of year             $         -          $       (178)      $     (359)
   Impairment charge                               (120)                 (116)            (555)
   Impairment recovery                               112                  294               736

   Balance at end of year                   $        (8)         $         -        $     (178)

NOTE 4 - LOANS RECEIVABLE (Continued)

The fair value of capitalized mortgage servicing rights was $2,412,000 and $2,527,000 at September 30, 2007 and 2006. The serviced loan portfolio was stratified by interest rate and fair value was determined at period end based upon the following weighted average assumptions:

                                                       2007                2006


Weighted-average constant prepayment rate           12.30%               11.90%
Weighted-average coupon rate                         6.00%                5.95%
Weighted-average net servicing fee                   0.25%                0.25%
Weighted-average discount rate                       9.09%                9.10%
Weighted-average current age (in years)              3.75                 3.10

Additions to capitalized servicing rights are included in gains from the sales of loans on the consolidated statement of income. Service fee income received for servicing those loans, net of the amortization of capitalized servicing rights, aggregated to $193,000, $213,000, and $126,000 for 2007, 2006, and 2005 and is included in other income on the consolidated statement of income.

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party is as follows:

                                                 2007               2006
                                                 (Dollars in thousands)

           Balance at beginning of year    $       3,223       $    3,001
           New loans                                 350              687
           Repayments                              (635)            (465)
           Related party changes                     153                -

           Balance at end of year          $       3,091       $    3,223













NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                                                    2007               2006
                                                                                     (Dollars in thousands)
     Land                                                                     $         4,409    $         4,413
     Buildings and improvements                                                        14,543             14,292
     Furniture and equipment                                                            5,914              7,303
     Total cost                                                                        24,866             26,008
     Accumulated depreciation and amortization                                        (6,360)            (6,531)

     Total                                                                    $        18,506    $        19,477

Depreciation of premises and equipment included in occupancy and equipment expense was approximately $1.3 million for the years ended September 30, 2007 and 2006 respectively. During fiscal year 2007, the Company disposed of almost fully depreciated assets no longer in use by the Company.


NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill was $2.0 million at September 30, 2007 and 2006. During the year ended September 30, 2006, the company received $453,000 from Sobieski Bancorp as a result of the successful voluntary mediation relating to a disputed asset from the August 2004 closing of the acquisition of certain assets and certain liabilities. The proceeds, net of legal fees, were recorded as a reduction of goodwill when received.

Acquired Intangible Assets

Acquired intangible assets were as follows as of September 30, 2007:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
                                                                 (Dollars in thousands)
Amortized intangible assets:
     Core deposit intangibles                             $         1,610    $            824
     Customer relationship intangibles                              1,180                 654
     Trust customer relationship intangibles                          610                   -

         Total                                            $         3,400    $          1,478



NOTE 6 - GOODWILL AND INTANGIBLE ASSETS (Continued)

Acquired intangible assets were as follows as of September 30, 2006:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
                                                                 (Dollars in thousands)
Amortized intangible assets:
     Core deposit intangibles                             $         1,610    $            595
     Customer relationship intangibles                              1,180                 496

         Total                                            $         2,790    $          1,091

Aggregate amortization expense was $387,000, $435,000 and $559,000 for 2007, 2006 and 2005.

Estimated amortization expense for each of the next five years ending September 30:

                           2008                                $       397,000
                           2009                                        347,000
                           2010                                        298,000
                           2011                                        248,000
                           2012                                        199,000

Refer to Note 16 for more detailed information on the trust customer relationship intangible recorded at September 30, 2007.


NOTE 7 - DEPOSITS

At September 30, 2007, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows (in thousands):

                           2008                               $         97,733
                           2009                                         36,020
                           2010                                         12,711
                           2011                                          1,845
                           2012                                         20,297
                           Thereafter                                    2,436

                                                             $         171,042

The aggregate amount of jumbo certificates of deposit in denominations of $100,000 or more was approximately $48.6 million and $50.5 million at September 30, 2007 and 2006, respectively.



NOTE 8 - BORROWINGS

At September 30, 2007, advances from the Federal Home Loan Bank of Indianapolis with $109.3 million fixed rates ranging from 4.10% to 6.35% and $15.0 million variable rates that reset quarterly with rates ranging from 4.76% to 5.60% are required to be repaid in the year ending September 30 as follows
(in thousands):

                           2008                              $          69,134
                           2009                                         21,738
                           2010                                         14,500
                           2011                                          8,000
                           2012                                         10,886

                                                             $       124,258

At September 30, 2007, $7.7 million of FHLB stock, $118.3 million of eligible mortgage loan collateral and $34.6 million of other real estate loan related collateral are pledged to the FHLB to secure advances outstanding. The Company's additional borrowing capacity with the FHLB is $23.5 million at September 30, 2007. The Company established a $5.0 million line of credit with the FHLB on August 24, 2007 and there was no balance outstanding as of September 30, 2007.

In addition, $78.0 million of the advances outstanding at September 30, 2007 contained put options with quarterly put dates ranging from October 2007 to December 2007, whereby the advance can be called by the FHLB prior to maturity.

At September 30, 2007, the Company had no outstanding borrowings from a correspondent bank, compared to $4.5 million at September 30, 2006. This variable rate line of credit, tied to the one month LIBOR rate plus 160 basis points was paid off on February 28, 2007.


NOTE 9 - SUBORDINATED DEBENTURES

A trust, MFBC Statutory Trust I, formed by the Company, issued $5.0 million of trust preferred securities on July 29, 2005 as part of a private placement of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures and related debt issuance costs represent the sole assets of the trust. The securities mature 30 years from the date of issuance, require quarterly distributions and bear a fixed rate of interest of 6.22% per annum for the first five years, resetting quarterly thereafter at the prevailing three-month LIBOR rate plus 1.7% per annum. Interest on the securities is payable quarterly in arrears each September 15, December 15, March 15, and June 15 commencing
September 15, 2005. The Company may redeem the trust preferred securities, in whole or in part, without penalty, on or after September 15, 2010, or earlier upon the occurrence of certain events with the payment of a premium upon redemption. The securities mature on September 15, 2035.

NOTE 10 - EMPLOYEE BENEFITS

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all employees who are 21 years or older and have completed three months of service. Employees are eligible to receive contributions from the Company after one year of service. Participants may defer up to 75% of compensation and the Company will contribute an amount equal to 125% of elective deferrals on 6% of the participants' compensation elected to be deferred. Expense for the 401(k) plan for the years ended
September 30, 2007, 2006 and 2005 was approximately $386,000, $333,000 and
$320,000 respectively.

Employee Stock Ownership Plan (ESOP): On July 1, 2004, the Bank merged the ESOP into the MFB Financial Employees' Savings and Profit Sharing Plan and Trust and ceased adding new participants. As of September 30, 2007 all participants in the ESOP were 100% vested. Employees monitor ESOP shares as part of their 401(k) balance. Pursuant to the Pension Protection Act of 2006, eligible employees have the ability to divest MFB Corp shares at anytime.

Stock  Option  Plans:  The Board of Directors of the Company has adopted the
MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Stock options are used to reward directors and certain officers and employees of the Company and its subsidiaries and provide them with an additional equity interest. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant - the options have varying vesting schedules. As of September 30, 2007, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant. As of September 30, 2007, 8,000 options remain available for future grants.

For the year ended September 30, 2007, stock option compensation expense of $35,000 was recognized in connection with the option plans with related tax benefits of $12,000. At September 30, 2007, compensation expense related to non vested stock option grants aggregated to $43,000 and is expected to be recognized as follows:

                                                 Stock Option Compensation
                                               Expense (dollars in thousands)

For the fiscal years ending September 30:        2008              $   32
                                                 2009                  11
                                                Total              $   43










NOTE 10 - EMPLOYEE BENEFITS (Continued)

The fair value of each option award is estimated on the date of grant using a closed form option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding. The risk-free rate of interest for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. There were no stock options granted during 2007.

                                                                      2007              2006              2005
     Risk-free interest rate                                             -                4.60%            4.23%
     Expected dividend rate                                              -                1.68              1.96
     Stock price volatility                                              -               20.66             28.77
     Estimated Life                                                      -               8 yrs             8 yrs

Activity in the Option Plans is summarized as follows:

                                                                                     Weighted        Weighted
                                                                                      Average         Average
                                                                  Exercise           Exercise       Fair Value
                                                   Options          Price              Price         of Grants
     Balance at September 30, 2006                   217,110      $17.25 - $34.01      $24.89
         Granted                                           -       -                     -           $       -
         Forfeited                                         -       -                     -
         Exercised                                    (9,990)     21.30 - 30.35         21.81
     Balance at September 30, 2007                   207,210      17.25 - 34.01         25.04














NOTE 10 - EMPLOYEE BENEFITS (Continued)

The Company has a policy of using shares held as treasury stock to satisfy share option exercises. Currently, the Company has a sufficient number of treasury shares to satisfy expected share option exercises. Options exercisable at September 30, based on vesting schedules established at the date of grant, are as follows:

                                                                                           Weighted
                                                            Number                          Average
                                                          of Options                    Exercise Price
                  September 30, 2005                      196,509                             $23.95
                  September 30, 2006                      210,310                              24.64
                  September 30, 2007                      201,410                              24.83

At September 30, 2007 options outstanding and options exercisable were as follows:


                                                                                                              Exercisable
                                                                        Outstanding
                                                                      Weighted Average
                                                                               Weighted                             Weighted
                                                       Remaining               Average                               Average
      Range of                                        Contractual              Exercise                             Exercise
   Exercise Prices                   Number          Life in years              Price                 Number          Price
$17.25 - $18.75                        3,210              3.42                   18.18                 3,210          18.18
$20.55 - $26.75                      175,500              4.84                   24.03               175,500          24.03

$30.35 - $34.01                       28,500              6.87                   32.03                22,700          31.95
-------------------------------------------- -------------------- -------------------------- ------------------- ------------------
Outstanding/Exercisable              207,210              5.10                   25.04                201,410         24.83
-------------------------------------------- -------------------- -------------------------- ------------------- -------------------
-------------------------------------------- -------------------- -------------------------- ------------------- -------------------
Aggregate
Intrinsic Value                   $1,100,477                                                        $1,100,477
-------------------------------------------- -------------------- -------------------------- ------------------- -------------------

The intrinsic value of options exercised was $124,000, $185,000 and $309,000 for the years ended September 30, 2007, 2006 and 2005. Cash received from option exercises for the years ended September 30, 2007, 2006 and 2005 was $216,000, $218,000 and $439,000 respectively. The actual tax benefit realized for the tax deductions from stock options exercises totaled $48,000, $9,000 and $15,000 for the years ending September 30, 2007, 2006 and
2005.

Continuation Agreements: On September 18, 2007, the Board of Directors of the Bank approved a "Salary Continuation Agreement" for the President/CEO and a "Director Fee Continuation Agreement" to provide retirement benefits to directors in certain circumstances. Under the Salary Continuation Agreement, if the President/CEO retires at the age of sixty, he will receive an annual benefit in the amount of $60,000 in equal monthly installments for a period of fifteen years. Under the Director Fee Continuation Agreement, a director who serves the Bank for at least 5 years and who retires after reaching age 72 will receive an annual benefit for 5 years (10 years, if the director has served for 10 or more years) equal to 50% of the total fees paid to the director during the last year before ending service. As a result of the two approved agreements, the Bank charged $95,000 to salaries and employee benefits and recorded a corresponding liability of $95,000 as of September 30, 2007.


NOTE 11 - INCOME TAXES

The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                                   2007              2006               2005
                                                                             (Dollars in thousands)
     Federal:   Current                                      $          574     $         467      $        478
                Deferred                                                302              (203)               34
                                                                        876               264               511

     State:     Current                                                   -                 -                90
                Deferred                                                103               (54)                9
                                                                        103               (54)               99

                Total income tax expense                     $          979     $         210      $        611

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                 2007                2006               2005
                                                                             (Dollars in thousands)
Income taxes at statutory rate                               $       1,432      $        808     $      1,056
Tax effect of:
     State tax, net of federal income tax effect                        68               (36)              66
     Low income housing credits                                       (403)             (403)           (402)
     Bank owned life insurance income                                 (100)              (80)            (75)
     Other items, net                                                  (18)              (79)            (34)

         Total income tax expense                            $         979     $         210     $        611

NOTE 11 - INCOME TAXES (Continued)


The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                    2007               2006
                                                                                     (Dollars in thousands)
     Deferred tax assets
         Bad debt deduction                                                     $        2,088    $        2,851
         Low income housing credit carry-forward                                           619               475
         Net deferred loan fees                                                            257               279
         Impairment on Investment Securities                                               322               322
         Intangible Assets                                                                 342               271
         Net operating loss carryforward                                                    90                58
         Net unrealized depreciation on securities available for sale                      159               176
         Other                                                                              92                74
              Total deferred tax assets                                                  3,969             4,506
     Deferred tax liabilities
         Accretion                                                                        (106)              (92)
         Depreciation                                                                     (168)             (304)
         FHLB stock dividend                                                              (217)             (262)
         Mortgage servicing rights                                                        (888)             (920)
         Goodwill                                                                         (176)             (125)
         Partnership income                                                               (167)             (133)
         Other                                                                             (69)              (70)
              Total deferred tax liabilities                                            (1,791)           (1,906)

              Net deferred tax asset (liability)                                $        2,178    $        2,600

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4.6 million for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would otherwise total $1.6 million at September 30, 2007 and 2006. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1.6 million would be recorded as expense.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                                               (Dollars in Thousands)
As of September 30, 2007
    Total capital (to risk
      weighted assets)         $    41,220       10.79%     $    30,550        8.00%    $    38,188       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     38,582        9.99           15,275        4.00          22,913        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        38,582        7.65           20,182        4.00          25,228        5.00

As of September 30, 2006
    Total capital (to risk
      weighted assets)         $    43,221       12.96%     $    26,688        8.00%    $    33,360       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     40,859       12.10           13,344        4.00          20,016        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        40,859        8.34           19,604        4.00          24,506        5.00

Regulations limit the dividends that may be paid by the Bank without prior approval of the Office of Thrift Supervision. Accordingly, at October 1, 2007, $3.0 million of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.








NOTE 13 - OTHER NON-INTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2007              2006               2005
                                                                              (Dollars in thousands)
Other noninterest income:
              Loan servicing fees - net                      $          193     $          213    $          126
               Other service charges and fees                            71                117               191
              ATM foreign surcharges                                     47                 47                49
              Brokerage commissions                                     210                133                72
              Visa interchange income                                   136                123               105
              Partnership equity loss                                  (245)              (221)             (282)
              Rental income                                             479                563               182
              Rental income - other real estate                          25                150               166
              Other                                                      95                151               133
                                                             $        1,011     $        1,276    $          742


                                                                   2007              2006               2005
                                                                             (Dollars in thousands)
         Other noninterest expense:
              Insurance                                      $          188     $          213    $          238
              Miscellaneous Employee                                    238                319               274
              Lending                                                   405                292               282
              Deposit                                                    91                 83               107
              Wealth Management                                         137                118               102
              Collection                                                146                216               197
              Bad Debt and Fraud                                        116                100                89
              Other                                                     293                306               376
                                                             $        1,614     $        1,647    $        1,665

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 7----------------  ------------------2 0 0 6----------------
                                                              (Dollars in thousands)

                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total
Mortgage loans                 $      1,555  $       1,343  $      2,898  $        728  $      3,113   $      3,841
Commercial loans                        465              -           465           146             -            146
Unused equity lines of credit        26,605         12,864        39,469        21,107        16,896         38,003
Unused commercial lines
     and letters of credit                -         31,057        31,057             -        31,048         31,048
Unused construction loan
  lines of credit                     3,551          1,380         4,931         2,392         1,850          4,242

                               $     32,176  $      46,644  $     78,820  $     24,373  $     52,907   $     77,280

Fixed rate mortgage loan commitments at September 30, 2007 are at an average rate of 7.08% with terms primarily ranging from 15 to 30 years. There were no commercial loan fixed rate commitments at September 30, 2007. The average rate on variable mortgage loan commitments is 6.13% and is tied to the one year Treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

Since commitments to make loans and to fund unused lines of credit and loans in process may expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss in the event of nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for loans receivable.

Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling $1.4 million as of September 30, 2007.

In the opinion of management, after consultation with legal counsel, the ultimate disposition of all legal matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.


NOTE 15 - SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on October 21, 2006, and for each share of common stock issued thereafter up to the Distribution Date (defined below).

Currently each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $93. In addition, each Right would be exercisable, and would detach from the common stock
(the "Distribution Date") only if a person or group (i) were to acquire 12% or more of the outstanding shares of common stock of the Company;
(ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30% or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution
Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on October 1, 2016.

NOTE 16 - BUSINESS COMBINATION

On September 28, 2007, the Company acquired certain trust assets, personal property and contracts (the "Trust Business") of Community Trust & Investment Company, Inc., an Indiana trust company serving the greater Indianapolis area and Crawfordsville, Indiana. The Trust Business provides a myriad of trust services including trust account administration under agreement and wills; agency accounts, guardianships, estate settlement; custodial and other standard trust services. The business also offers administration of employee benefit and employee welfare plans and administrative service through partnerships with established investment advisors. The Company acquired approximately $275.0 million in trust assets and will be operating from offices in Carmel and Crawfordsville, Indiana. The acquisition includes a group of trust professionals that complement the Company's existing trust department.

The purchase price is based upon the fees earned and received on the trust assets acquired during the three year period from the date of closing. The first year's payment is 25%, the second year's payment is 20%, and the third year payment is 15% of the fees earned and received during those periods. At closing, the estimated purchase price approximated $660,000 and resulted in a present value intangible asset of $610,000. This intangible asset will be amortized on a straight line basis over ten years and will be adjusted, with offsetting impact to the acquisition payable, as actual payments are determined.









NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                                                       CONDENSED BALANCE SHEETS
                                                      September 30, 2007 and 2006
                                                                                     2007                 2006
                                                                                     (Dollars in thousands)
ASSETS
Cash and cash equivalents                                                       $         1,511    $       1,533
Securities available for sale                                                                 -               33
Investment in Bank subsidiary                                                            44,593           46,834
Other assets                                                                                 32              118
     Total assets                                                               $        46,136    $      48,518

LIABILITIES
Other borrowings                                                                $             -    $       4,500
Subordinated debentures                                                                   5,000            5,000
Accrued expenses and other liabilities                                                       79               79
     Total liabilities                                                                    5,079            9,579

SHAREHOLDERS' EQUITY                                                                     41,057           38,939
      Total liabilities and shareholders' equity                                $        46,136    $      48,518


                                                    CONDENSED STATEMENTS OF INCOME
                                             Years ended September 30, 2007, 2006 and 2005

                                                                2007                 2006                 2005
                                                                            (Dollars in thousands)
INCOME
Dividends from Bank subsidiary - cash                      $       6,000          $      -           $        -
Interest and Noninterest income                                       14                10                   11
     Total                                                         6,014                10                   11

EXPENSES
Interest expense                                                     451               720                  345
Other expenses                                                       296               323                  243
     Total                                                           747             1,043                  588

Income before income taxes and
  equity in undistributed (excess distributed)
  net income of Bank subsidiary                                    5,267            (1,033)               (577)
Income tax (benefit)                                                (239)             (401)               (280)

Income (loss) before equity in undistributed
 (excess distributed) net income
 of Bank subsidiary                                                5,506              (632)               (297)
Equity in undistributed
net income of Bank subsidiary                                     (2,274)             2,798               2,793
Net income                                                 $       3,232          $   2,166           $   2,496


                       (Continued)


NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                                                  CONDENSED STATEMENTS OF CASH FLOWS
                                             Years ended September 30, 2007, 2006 and 2005

                                                                     2007             2006              2005
                                                                         (Dollars in thousands)
Cash flows from operating activities
     Net income                                                $     3,232         $    2,166        $    2,496
     Adjustments to reconcile net income to
       net cash  from operating activities
         Equity in undistributed net income
           of Bank subsidiary                                        2,274             (2,798)          (2,793)
         Stock based compensation expense                               35                103                 -
         Net change in other assets                                    134                325             (306)
         Net change in accrued expenses and
           other liabilities                                             -                 14                 2
Net cash from operating activities                                   5,675               (190)            (601)

Cash flows from investing activities
     Maturities and calls of securities                                 33                 95             1,000
Net cash from investing activities                                      33                 95             1,000

Cash flows from financing activities
     Purchase of MFB Corp. common stock                               (576)            (1,486)                -
     Proceeds from exercise of stock options                           216                218               439
      Proceeds from subordinated debentures                              -                  -             5,000
     Repayment of other borrowings                                  (4,500)            (2,000)            (450)
     Cash dividends paid                                              (870)              (714)            (664)
Net cash from financing activities                                  (5,730)            (3,982)            4,325
Net change in cash and cash equivalents                                (22)            (4,077)            4,724

Cash and cash equivalents at beginning
  of year                                                            1,533              5,610               886

Cash and cash equivalents at end of year                      $      1,511    $         1,533   $         5,610

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2007 and 2006. Items which are not financial instruments are not included.

                                                    2007                                      2006
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value
                                                                (Dollars in thousands)
Assets
Cash and cash equivalents             $       23,470       $       23,470       $       16,289    $          16,289
Other investments                              9,718                9,718               10,939               10,939
Securities available for sale                 33,409               33,409               58,383               58,383
Loans held for sale                              612                  612                    -                    -
Loans receivable, net of
     allowance for loan losses               402,458              402,780              371,992              366,561
Accrued interest receivable                    2,246                2,246                2,346                2,346

Liabilities
Noninterest-bearing demand
     deposits                                (39,043)             (39,043)             (30,031)             (30,031)
Savings, NOW and MMDA
     deposits                               (129,719)            (129,719)            (129,233)            (129,233)
Time deposits                               (171,042)            (172,307)            (186,979)            (186,232)
Securities sold under
     agreements to repurchase                   (540)                (540)                   -                    -
FHLB advances                               (124,258)            (124,618)             (97,053)             (96,742)
Other borrowings                                   -                    -               (4,500)              (4,500)
Subordinated Debentures                       (5,000)              (5,000)              (5,000)              (5,000)
Accrued interest payable                        (419)                (419)                (855)                (855)

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2007 and 2006. The estimated fair value for cash and cash equivalents are considered to approximate cost. The estimated fair value for securities available for sale is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2007 and 2006 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2007 and 2006, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for other investments, noninterest-bearing demand deposits and savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as securities sold under agreements to repurchase, other borrowings, subordinated debentures and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2007 and 2006, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.



                                                              (continued)



NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2007 and 2006, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2007 and 2006 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. Excluded, among other items, are the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.


NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2007              2006             2005
                                                                             (Dollars in thousands)
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
       the year                                                $         50       $        (31)    $      (679)
     Reclassification adjustment for (gains) losses
       included in net income                                             -                  -              948
         Net change in net unrealized gains
           (losses) on securities available
           for sale                                                      50                (31)             269

Tax expense (benefit)                                                    17                 (1)           (212)

     Total other comprehensive income (loss)                   $         33       $        (30)    $        481


NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                          --------------Year Ended September 30, 2007--------------
                                                           (Dollars in thousands, except per share data)

                                                             1st *           2nd             3rd           4th
                                                            Quarter        Quarter         Quarter        Quarter
Interest income                                            $    7,112    $   7,337        $   7,312       $   7,538

Interest expense                                                4,052        3,988            3,888           4,002


Net interest income                                             3,060        3,349            3,424           3,536
Provision for loan losses                                      (1,128)        (228)            (298)            397


Net interest income after provision for loan
   losses                                                       4,188        3,577            3,722           3,139
Non-interest income                                             1,622        1,424            1,416           1,401

Non-interest expense                                            4,217        3,985            4,023           4,053


Income before income taxes                                      1,593        1,016            1,115             487

Income tax expense                                                442          235              272              30


Net income                                                 $    1,151    $     781         $    843       $     457

Basic earnings (loss) per common share                    $      0.87    $    0.59        $    0.64       $    0.35
Diluted earnings (loss) per common share                  $      0.84    $    0.57        $    0.62       $    0.34

* The negative provision for loan losses during the quarter ended December 31, 2006 was predominantly related to the repayment of two commercial loans which previously had significant allowance for loan loss allocations, which is discussed in Note 4 to the consolidated financial statements.




NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (continued)

                                                          --------------Year Ended September 30, 2006--------------
                                                             (Dollars in thousands, except per share data)
                                                             1st *           2nd             3rd          4th **
                                                            Quarter        Quarter         Quarter        Quarter
Interest income                                           $     7,165    $     7,114    $     7,184     $     7,144

Interest expense                                                3,708          3,700          3,792           3,945


Net interest income                                             3,457          3,414          3,392           3,199

Provision for loan losses                                       2,055           (154)           (35)           (835)


Net interest income after provision for loan
   losses                                                       1,402          3,568          3,427           4,034

Non-interest income                                             1,616          1,461          1,846           1,410

Non-interest expense                                            3,972          3,956          4,286           4,174


Income (loss) before income taxes                                (954)         1,073            987           1,270

Income tax expense (benefit)                                     (557)           258            193             316


Net income (loss)                                         $      (397)   $       815    $       794     $       954

Basic earnings (loss) per common share                    $     (0.29)   $      0.60    $      0.59     $      0.72
Diluted earnings (loss) per common share                  $     (0.29)   $      0.58    $      0.57     $      0.69

* The significant increase in the provision for loan losses and the resulting net loss for the 1st quarter of fiscal 2006 is primarily related to the allowance for loan losses allocation on the impaired commercial loan relationship previously discussed in Note 4.

** The recovery of loan losses in the 4th quarter is primarily related to payments from the loan mentioned above in addition to improvement in the financial condition of other commercial loans.



                                  MFB CORP. AND SUBSIDIARY

                              DIRECTORS AND EXECUTIVE OFFICERS
                                      September 30, 2007


                             MFB CORP. AND MFB FINANCIAL DIRECTORS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Robert C. Beutter (age 72) became of counsel to the South Bend law firm May Oberfell Lorber in November 2005. Before that he was an attorney in private practice in Mishawaka since 1962 and served as mayor of Mishawaka from 1984 to 2003.

--------------------------------------------------------------------------------
M. Gilbert Eberhart (age 73) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is a dentist based in Mishawaka.

-------------------------------------------------------------------------------
Jonathan Housand (age 68) retired with thirty years banking experience most recently serving as President of Ameritrust National Bank in Elkhart. Since retiring, he has served as president and General Manager of WNIT, Channel 34, and as Program Officer of the Elkhart County Community Foundation.

--------------------------------------------------------------------------------
Jonathan E. Kintner (age 64) has a private practice of optometry in Mishawaka.

Christine A. Lauber (age 62) has served as a certified public accountant in private practice in South Bend, Indiana for more than the last five years. She also serves as President of Automated Information Management, Inc.,
South Bend, Indiana.

--------------------------------------------------------------------------------
Edward Levy (age 59) has served as an officer and owner of Freeman-Spicer Leasing and Insurance Corp. and its affiliated entities (financial services) for more than the past five years. In 2005 he became an executive officer of Take Out Foods International, Inc. based in Indianapolis.

--------------------------------------------------------------------------------
Michael J. Marien (age 59) has served as an Account Manager for IT/Signode Corp., a division of Illinois Tool Works. He is the current Chairman of MFB Corp. and MFB Financial.

Charles J. Viater (age 52) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995.

Reginald H. Wagle (age 64) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

--------------------------------------------------------------------------------
                     MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater         James P. Coleman, III         Scott A. Taylor
President and             Executive Vice President and  Vice President
Chief Executive Officer*  Director of Wealth Management  Chief Deposit Officer

Donald R. Kyle                 Terry L. Clark                M. Gilbert Eberhart
Executive Vice President and   Executive Vice President and    Secretary*
Chief Operating Officer        Chief Financial Officer

* Holds same position with MFB Corp.

                             SHAREHOLDER INFORMATION
                                September 30, 2007

Performance Graph

The following graph shows the performance of the Holding Company's Common Stock since September 30, 2002, in comparison to the NASDAQ Stock market- U.S. Index and the NASDAQ Bank Index.
 -graphic omitted-

                                         COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                                         Among MFB Corp., The NASDAQ Composite Index
                                                    And The NASDAQ Bank Index
-----------------------------------------------------------------------------------------------------------------------------------
                                 9/02             9/03            9/04            9/05             9/06            9/07
-----------------------------------------------------------------------------------------------------------------------------------
MFB Corp.                       100.00           148.89          133.41          122.63           160.22          148.51
NASDAQ Composite                100.00           150.59          162.89          185.48           196.37          236.60
NASDAQ Bank                     100.00           121.09          139.12          146.31           158.08          145.74

*$100 invested on 9/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.
--------------------------------------------------------------------------------

Market Information

The common stock of MFB Corp. is traded on the NASDAQ Stock Market Global Market (formerly known as the National Market), under the symbol "MFBC." As of November 30, 2007, there were approximately 396 shareholders of record.
The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                                               Dividend
Fiscal Quarters Ended                                    High Trade         Low Trade          Declared
December 31, 2005                                             28.34             24.50            0.125
March 31, 2006                                                32.00             27.01            0.135
June 30, 2006                                                 31.50             29.25            0.135
September 30, 2006                                            33.38             30.28            0.135

December 31, 2006                                             36.19             32.25            0.165
March 31, 2007                                                35.20             33.00            0.165
June 30, 2007                                                 34.64             33.00            0.165
September 30, 2007                                            34.58             29.75            0.165

MFB Corp. is not subject to the regulatory restrictions of the Office of Thrift Supervision ("OTS") with respect to payment of dividends to its shareholders, although the source of such dividends will depend in part upon the receipt of dividends from the Bank. Applicable law restricts the amount of dividends the Bank may pay to MFB Corp. without obtaining the prior approval of the OTS. As discussed in Note 12 to the consolidated financial statements, at Oct 1, 2007, $3.0 million of the Bank's retained earnings was potentially available for distribution to MFB Corp. without obtaining prior regulatory approval.

In addition, Indiana law generally limits the payment of dividends to amounts that will not affect the ability of a corporation, after payment of the dividend, to pay its debts in the ordinary course of business or exceed the difference between the corporation's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of common stock. Further, amounts deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends without the payment of federal income taxes, and MFB Corp. does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or otherwise create federal tax liabilities.












Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg LLP
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, IN 46204


Independent Auditors
         Crowe Chizek and Company LLC
         330 East Jefferson Blvd.
         South Bend, IN 46624



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                  62
                                  SHAREHOLDER INFORMATION
                                     September 30, 2007

-------------------------------------------------------------------------------


Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2007 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge via our website at www.mfbbank.com or upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  4100 Edison Lakes Parkway, Suite 300
                  Mishawaka, IN 46545

Office Locations
Corporate Headquarters        Main Office                         Branch Office
4100 Edison Lakes Parkway     4100 Edison Lakes Parkway           25990 County Road 6
Suite 300                     Suite 300                           Elkhart, IN 46514
Mishawaka, IN 46545           Mishawaka, IN 46545

                              Branch Office                       Branch Office
                              2427 Mishawaka Ave.                 23132 US 33
                              South Bend, IN 46615                Elkhart, IN 46517

                              Branch Office                       Branch Office
                              100 E. Wayne St.                    402 W. Cleveland Rd.
                              Suite 150                           Granger, IN 46545
                              South Bend, IN 46601

                              Branch Office                       Branch Office
                              2850 W. Cleveland Rd.               411 W. McKinley Ave
                              South Bend, IN 46628                Mishawaka, IN 46545

                              Branch Office                      Branch Office
                              742 E. Ireland Rd.                 23761 State Road 2
                              South Bend, IN 46614               South Bend, IN 46619

                              Branch Office                      Branch Office
                              121 S. Church St.                  11611 N. Meridian Suite 110
                              Mishawka, IN 46544                 Carmel, IN 46032

                              Loan Production Office             Wealth Management Office
                              307 West Buffalo St.               119 East Main St.
                              New Buffalo, MI 49117              Crawfordsville, IN 47933